UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

August 6, 2015

Commission File Number: 001-35408

AVG TECHNOLOGIES N.V.

Gatwickstraat 9-39

1043 GL Amsterdam

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

AVG TECHNOLOGIES N.V. (AVG) is submitting under cover of Form 6-K:

1.	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm (attached hereto as Exhibit 23.1)

2.	Unaudited pro forma condensed combined financial statements for the year ended December 31, 2014 (attached hereto as Exhibit 99.1)

3.	WaveMarket, Inc. audited consolidated financial statements for the years ended December 31, 2013 and 2012 (attached hereto as Exhibit 99.2)

4.	WaveMarket, Inc. unaudited condensed consolidated financial statements as of September 30, 2014 and for the nine months ended September 30, 2014 and 2013 (attached hereto as Exhibit 99.3)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVG TECHNOLOGIES N.V.

Date: August 6, 2015
	By:	/s/ John Little
Name: John Little
Title: Chief Financial Officer and Managing Director

Exhibit Index

Item	Exhibit

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm

99.1	Unaudited pro forma condensed combined financial statements for the year ended December 31, 2014

99.2	WaveMarket, Inc. audited consolidated financial statements for the years ended December 31, 2013 and 2012

99.3	WaveMarket, Inc. unaudited condensed consolidated financial statements as September 30, 2014 and for the nine months ended September 30, 2014 and 2013

3